SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For June 14th 2007

                         Commission File Number: 1-15154

                                   ALLIANZ SE

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                               Form 20-F X  Form 40-F
                                        ---          ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes     No X
                                        ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                             FILING OF A SQUEEZE-OUT

                                OF THE SHARES OF

                                       AGF

                                   ADVISED BY

BNP PARIBAS                                                     JP MORGAN
                                       and

                           ALLIANZ HOLDING FRANCE SAS

                                  PRESENTED BY

           Goldman Sachs    International Rothschild & Cie     Banque Calyon


--------------------------------------------------------------------------------

                            TERMS OF THE SQUEEZE-OUT:


                     125.00 euros in cash for each AGF share

--------------------------------------------------------------------------------

The present document is an unofficial translation of the French press release made by Allianz SE, Allianz Holding France SAS and Assurances Generales de France S.A. and published in application of articles 231-16, 231-26 and 237-16 of the French stock market authority (Autorite des marches financiers) (the "AMF"). This squeeze-out and the draft squeeze-out document are still subject to review by the AMF.
--------------------------------------------------------------------------------

The draft squeeze-out document is available on the websites of Allianz (www.allianz.com), Assurances Generales de France S.A. (www.agf.fr) and AMF (www.amf-france.org) and may be obtained free of charge from:

     Allianz Holding France SAS              Assurances Generales de France SA
  12, rue Notre Dame des Victoires                  87, rue de Richelieu
             75002 Paris                                75002 Paris

     Goldman Sachs International      Rothschild & Cie Banque         Calyon
 c/o Goldman Sachs Paris Inc. et Cie   29, avenue de Messine       9, quai du
           2, rue de Thann                  75008 Paris           President Paul
             75017 Paris                                           Doumer 92920
                                                                Paris La Defense
                                                                      Cedex

1 PRESENTATION OF THE SQUEEZE-OUT PROCEDURE
--------------------------------------------------------------------------------

         The draft squeeze-out procedure follows the simplified mixed cash and exchange offer (the "Offer") launched jointly by Allianz SE, a societas europaea with a share capital of 1,149,758,353.92 euros, registered with the commercial register of the Munich local court (Amtsgericht) under HRB 164232, having its registered office at Koniginstrasse 28 - Munich 80802, Federal Republic of Germany ("Allianz") and Allianz Holding France SAS, a societe par actions simplifiee with a share capital of 37,000 euros, registered with the Companies Registry of Paris under the number 494 450 455, having its registered office at 12, rue Notre Dame des Victoires - 75002 Paris ("Allianz Holding France", Allianz and Allianz Holding France being hereafter together referred to as the "Co-Initiators"), for the shares of Assurances Generales de France S.A., a societe anonyme with a share capital of 883,277,919.13 euros, registered with the Companies Registry of Paris under number 303 265 128, having its registered office at 87 rue Richelieu - 75002 Paris, ("AGF" or the "Company"), whose shares are traded inter alia on Eurolist (Compartiment A) of Euronext Paris S.A. ("Euronext Paris") under ISIN code FR0000125924.

         On March 20, 2007, the AMF declared the Offer compliant with applicable legal and regulatory provisions, and accordingly published a clearance decision constituting approval (visa) of the offer document relating to the Offer (Decisions et Informations n(degree) 207C0537 dated March 21,
         2007), pursuant to which Allianz and Allianz Holding France undertook to purchase the AGF shares in exchange for a sum in cash of 87.50 euros and 0.25 of a newly-issued Allianz share for each AGF share (subject to adjustment of the cash amount as described in the offer document).

         The Offer, the terms and conditions of which are described in the Allianz and Allianz Holding France offer document approved by the AMF under visa n(degree) 07-090 on March 20, 2007 and in AGF's reply document (note d'information en reponse) approved by the AMF under visa n(degree) 07091 on March 20, 2007, took place between March 23, 2007 and April 20 2007 (inclusive) (Decisions et Informations n(degree) 207C0544 dated March 22, 2007). In view of the payment of a dividend of
         3.80 euros per Allianz share approved by the Allianz shareholders general meeting for the financial year 2006, the amount in cash offered in the Offer has, in accordance with the terms and conditions of the Offer, been increased from 87.50 euros to 88.45 euros.

         By notice dated April 27, 2007, the AMF announced that a total of 67,897,428 AGF shares had been tendered in the Offer (Decisions et Informations n(degree) 207C0746 dated April 27, 2007). Allianz and Allianz Holding France respectively acquired 25,933,278 and 41,964,150 AGF shares in the Offer, Allianz having transferred to Allianz Holding France all of the 25,933,278 AGF shares that it had acquired in the Offer. The AMF stated that, in view of the AGF treasury shares representing 3.21% of the AGF share capital, the AGF shares not tendered in the offer by the minority shareholders represented 4.61% of AGF's share capital and voting rights.

         In view of the results of the Offer, and in accordance with the intentions expressed in their offer document in relation to the Offer, Allianz and Allianz Holding France have decided to implement a squeeze-out procedure of the AGF shares.

2 SQUEEZE-OUT TERMS AND CONDITIONS
--------------------------------------------------------------------------------

         On June 13, 2007 Goldman Sachs International, Rothschild & Cie Banque and Calyon, as presenting banks for the squeeze-out, acting on behalf of Allianz and Allianz Holding France, filed with the AMF the draft squeeze-out document for the AGF shares. Calyon guarantees the content and the irrevocable nature of the undertakings given by Allianz and Allianz Holding France in connection with the squeeze-out of the AGF shares.

         This squeeze-out and the draft squeeze-out document remain subject to review by the AMF.



2.1      TERMS OF THE SQUEEZE-OUT

         The AGF shares which have not been tendered in the Offer will be transferred (whatever the country of residence of the shareholder), on the date to be determined by the AMF, to the Co-Initiators with compensation for the holders of the shares.

         Consequently, the AGF shares will be removed from Eurolist (Compartiment A) of Euronext Paris on the same date. The amount of compensation, i.e., 125.00 euros per AGF share net of all expenses, will be paid on that date by the Co-Initiators into a blocked account opened for such purposes with CACEIS Corporate Trust (affilie 23), 14 rue Rouget de Lisle, 92862 Issy Les Moulineaux Cedex 9, which will centralise the compensation transactions.

         Following completion of the squeeze-out, Euroclear France will close the accounts of the affiliates and will provide them with a certificate indicating the balance (attestation de solde).

         CACEIS Corporate Trust, upon presentation of these certificates, will transfer to the financial intermediaries holding securities accounts (depositaires teneurs de comptes) the amounts of compensation due, and the latter will credit the accounts of the relevant former AGF shareholders.

         Unallocated funds for compensation of the securities will be kept by CACEIS Corporate Trust for ten years from the squeeze-out date and paid to Caisse des Depots et Consignations upon expiry of this period. These funds are at the disposal of legal beneficiaries, but go to the French State after thirty years.

         In accordance with article 237-7 of the AMF General Regulations, a notice will be published in a national newspaper each year throughout the entire period during which CACEIS Corporate Trust holds the funds inviting former AGF shareholders who have not been compensated to exercise their rights.

         If CACEIS Corporate Trust pays out all of the frozen funds corresponding to compensation payable, an appropriate announcement will be published in a national newspaper. Publication of the above-mentioned annual notice will then no longer be required.




2.2      SHARES TARGETED BY THE SQUEEZE-OUT

         The squeeze-out procedure relates to all of the AGF shares which are not held directly by the Co-Initiators or AGF (i.e. to the Co-Initiators' knowledge, 8,919,381 shares). The squeeze-out also relates to all of the shares that may be issued or delivered by AGF before the completion of the squeeze-out resulting from the exercise of stock options granted by AGF.

         AGF has not issued any securities giving access, immediately or in the future, to its share capital, with the exception of the options to subscribe for or purchase shares referred to below and of the options not referred to below (option plans 1999-2002).

2.3      LIQUIDITY AGREEMENT


         Allianz proposed to the holders of options to subscribe for or purchase AGF shares granted in the 2003, 2004, 2005 and 2006 plans (the "Option Plans") a liquidity agreement under which, if the AGF shares are no longer listed or if the market for AGF shares is not sufficiently liquid ("Event of Liquidity Default"), the stock-options holders will have the right to sell to Allianz the AGF shares resulting from the exercise of their options for cash consideration equal to the Allianz average share price at the time the right to sell is exercised multiplied by the number of Allianz shares corresponding to the consideration offered in the Offer on the basis of the Allianz share price on January 16, 2007 (subject to adjustments in case of transactions impacting Allianz or AGF share capital or net equity). Under this agreement, Allianz also has the right to purchase, at the same price, the shares resulting from the exercise of the options for which the holder would not have used the right offered to him under the liquidity agreement to sell his shares to Allianz.

         Under the liquidity agreement, the option holders undertake in particular not to exercise their options prior to the expiration of a three-month period following publication of the Offer's results without the prior written consent of Allianz, not to transfer or sell the AGF shares resulting from the exercise of their options in case of an Event of Liquidity Default, and to register them under the nominative form with the person in charge of the Option Plans, which is empowered to proceed with the operations planned under the liquidity agreement.

         The liquidity mechanism shall apply for a period ending two years and three months after the latest of (i) the effective exercise of the options by the holder and (ii) the end of the applicable restricted period.

         The right for the beneficiaries to sell their AGF shares to Allianz will be subject to the condition that the beneficiary (i) has tendered to the Offer all the AGF shares he/she owned as a result of the exercise of options of the Option Plans at any time before the end of the acceptance period of the Offer and (ii) has tendered to the Offer or has sold on the market at the latest 4 trading days before the end of the acceptance period all the AGF shares he/she owned as a result of the exercise of options granted by AGF prior to the 2003 options.

         The option holders may enter into the liquidity agreement until June 30, 2007.



2.4      INDICATIVE TIMETABLE FOR THE SQUEEZE-OUT



         June 13, 2007     Filing of the draft squeeze-out document
         June 26, 2007     Clearance decision (declaration de conformite)
         Mid-July 2007     Squeeze-out - Delisting of the AGF shares from
                            Eurolist of Euronext Paris


         The final timetable for the transaction will be decided by the AMF.

3 VALUATION CRITERIA FOR THE SQUEEZE-OUT
--------------------------------------------------------------------------------

         In the context of the squeeze-out, Allianz has asked the presenting banks, Goldman Sachs International and Rothschild & Cie Banque to issue a valuation report, which has been submitted to the review of Ricol, Lasteyrie & Associes, appointed by AGF as independent expert. The report established by Ricol, Lasteyrie & Associes is presented in section 5 of the draft squeeze-out document.

         Terms of the squeeze-out

         The squeeze-out will be implemented on the basis of a price of 125.00 euros in cash per AGF share. This consideration, together with the 2006 AGF dividend of 4.25 euros (paid on May 10, 2007) implies a valuation of 129.25 euros for AGF share pre dividend payment.

3.1      METHODOLOGY

         The analysis of the financial terms of the squeeze-out has been made through a multi-criteria analysis ("analyse multicriteres") based on commonly used valuation methods.

         o    Selected valuation methodologies
              --------------------------------

         The selected methodologies aim at valuing AGF on a stand-alone basis. No synergy is expected from the transaction since AGF is already majority owned by Allianz and therefore is part of the group wide efficiency programs.

         The valuation analysis is based on objective valuation methods typically used for insurance companies: (i) comparable listed companies multiples, (ii) comparable transaction multiples, (iii) reference to intrinsic valuations calculated by financial analysts for AGF and (iv) sum-of-the-parts valuation which aggregates the valuations of each of the AGF business divisions and/or subsidiaries (see section 4.2.5 of the draft squeeze-out document for sum-of-the-parts valuation methodology). In addition, the squeeze-out price has been compared to the value of the consideration offered in the Offer filed with the AMF on February 22, 2007.



3.2      CONCLUSIONS ON AGF VALUATION

         The following table summarises valuation ranges derived from the various methodologies and the implied premia of the squeeze-out price of 125.00 euros (129.25 euros including the 2006 AGF dividend of 4.25 euros per share):

Methodology                     Value per share including dividend (in (euro))  Premium / Discount of squeeze out price plus 2006 dividend
                                                                                      (129.25(euro))

Spot - closing price as of January 16, 2007             126.20                          2.4%
Weighted average price - 1 month(1)                     122.39                          5.6%
Weighted average price - 3 months(1)                    115.60                         11.8%
Weighted average price - 6 months(1)                    106.12                         21.8%
Weighted average price - 1 year(1)                      100.13                         29.1%

                                  Value per share excluding dividend (in (euro))   Premium / Discount of squeeze
                                                                                    out price (125.00(euro))
                                           Min               Max                     Min             Max
Comparable listed companies multiples       95               116                    7.8%            31.6%
Comparable transaction multiples           101               124                    0.8%            23.8%
Intrinsic valuation (financial analysts)    87               123                    1.6%            43.7%
Sum-of-the-parts (trading multiples)        85               107                   16.8%            47.1%
Sum-of-the-parts (dividend discount model) 101               114                    9.6%            23.8%

         Note: 1 Source: Datastream as of January 16, 2007; volume-weighted average prices are calculated on the basis of volume-weighted intra-day share prices

         The squeeze-out price is at the top of the valuation range and implies premia of up to 47.1% on AGF's value based on the various valuation methodologies.



3.3 COMPARISON OF THE SQUEEZE-OUT PRICE WITH THE THEORETICAL OFFER VALUE AND AGF SHARE PRICE POST JANUARY 16TH

         The squeeze-out price has been compared to the average value of the AGF share price at different dates and time periods following the announcement of the transaction and to the theoretical Offer value at different dates on the basis of Allianz share price. The table below illustrates the premium implied by the squeeze-out price plus the 4.25 euros dividend per share (129.25 euros), compared to theoretical values of the Offer at different dates and to different reference share prices for AGF.

Methodology                     Value per share including dividend (in (euro))  Premium / Discount of squeeze out price plus 2006 dividend
                                                                                        (129.25(euro))
Tender Offer equivalent value at
settlement date (May 3, 2007)               129.23                                       0.0%
Average Tender Offer equivalent
value during Offer                          127.13                                       1.7%
Tender Offer equivalent value at
announcement date (January 16, 2007)        126.43                                       2.2%
Average AGF share price during Offer        126.35                                       2.3%
Maximum AGF share price since Offer         128.51                                       0.6%
Minimum AGF share price since Offer         124.90                                       3.5%
Tender Offer equivalent value at
May 8, 2007                                 128.68                                       0.4%

         Note: May 8, 2007 corresponds to the last day before the announcement of the squeeze out procedure. Offer value of 128.68 euros is cum Allianz dividend



         Squeeze out price of 125.00 euros and 2006 dividend of 4.25 euros compares favourably to Offer values and to AGF share price since January 16th.


4 INDEPENDENT EXPERT'S OPINION (article 261-1 II of the AMF General Regulations)
--------------------------------------------------------------------------------

         In accordance with article 261-1 II of the AMF General regulations, Ricol, Lasteyrie & Associes was appointed by the Company on May 9, 2007 as independent expert in order to establish a report on the financial terms of the squeeze-out. The independent expert issued its report on June 11, 2007 in which he concludes that the indemnity offered in the squeeze-out is fair from a financial point of view for the AGF minority shareholders.

5 REASONED OPINION OF THE AGF BOARD OF DIRECTORS
--------------------------------------------------------------------------------

       At the Board meeting held on June 12, 2007, the AGF directors unanimously approved the following opinion:



       "The board of directors of the AGF (the "Board") met on June 12, 2007 under Mr. Jean-Philippe Thierry's presidency, in order to examine the terms of the contemplated squeeze-out procedure to be filed by Allianz SE ("Allianz") and Allianz Holding France S.A.S. ("Allianz Holding France", together with Allianz the "Co-Initiators") for the shares of AGF that are held as of today by minority shareholders (the "Squeeze-Out") and to issue a reasoned opinion on its merits, in accordance with the provisions of article 231-19 of the General Regulations of the French Autorite des Marches Financiers (the "AMF").

       It is reminded that following their simplified combined tender offer which closed on April 20, 2007, the Co-Initiators jointly held 92.18% of AGF's share capital and voting rights, being specified that AGF held
       6.199.392 of its own shares, representing 3.21% of its share capital. As a consequence, minority shareholders held 4.61% of the share capital of AGF.

       Mr. Ferrero was absent, but was nevertheless represented.

       The Chairman exposed to the Board the terms and conditions of the Squeeze-Out relating to all the shares of the Company not yet owned by the Co-Initiators or by AGF itself.

       He reminded directors that pursuant to the Squeeze-Out, minority shareholders will receive in cash (euro)125 per AGF share. Because of the distribution by AGF of a dividend amounting to (euro)4.25 per share for the year 2006, such cash consideration implies a valuation of (euro)129.5 per AGF share.

       The Chairman reminded the Board that during the meeting held on March 9, 2007, the Board reiterated its support to the project of industrial integration of AGF within the Allianz Group, which will allow AGF, its customers and its employees to fully benefit from the strength and means of the Allianz group, the first European embedded group of insurances and financial services. The implementation of the Squeeze-Out is the last preliminary step toward the effectiveness of such project.

       The Chairman requested BNP Paribas and JPMorgan, financial advisors of the Company, to provide the Board with their financial analysis.

       The financial advisors' works suggest that the cash consideration of
       (euro)125 per AGF share implies, after having taken into account the 2006 AGF dividend of (euro)4.25 per share paid on May 10, 2007, a 22.5% premium on the 6-month average share price of the company determined as of January 17, 2007, and of 3.2% premium compared to the 6-month average share price determined as of June 5, 2007, a premium of 6.3% based on the average brokers' target prices, premia between 9.3% and 29.7% based on comparable company multiples, between 1% and 41.2% based on comparable transaction multiples, and between 5.4% and 16.3% on the intrinsic valuation of the company. The Squeeze-Out price is then at the top of the valuation range determined by the financial advisors of AGF and implies a premium of up to 41.2%. A comparison of the premium implied by the proposed cash consideration for the Squeeze-Out with the consideration of the simplified combined tender offer highlights an average premium of 1.7% for the Squeeze-Out consideration against the offer consideration during the offer period, and a null premium on the date of settlement delivery of the offer.

       At the Chairman's request, Messrs Gilles de Courcel and Philippe Marchand from Ricol Lasteyrie & Associes, appointed as independent expert by the Company pursuant to the provisions of article 261-1 of the General Regulations of the AMF, presented and delivered the independent expert's report to the Board, which includes a fairness opinion regarding the financial terms of the Squeeze-Out.

       The independent expert notes that:

       -the (euro)125 per share consideration implies a premium comprised between 1.4% and 13.3% respectively compared to the average maximum and minimum values detailed in his report;

       -such consideration is equal to the simplified combined offer consideration of the date of settlement delivery of the offer, which is a common market practice generally observed on all squeeze-out procedures implemented in France pursuant to tender offers since 2004;

       -the said consideration may be favorably compared to the various valuation criteria set forth in its report, especially with the intrinsic value obtained via the "sum of the parts" method.

       Consequently, the independent expert is led to consider that the
       (euro)125 per share consideration offered in the context of the Squeeze-Out is fair from a financial point of view for minority shareholders of AGF.

       The Chairman then reminded that the Comite des Conventions (the "Committee") has been invited to review the terms of the Squeeze-Out and to render an opinion to the Board in this respect before the latter gives its reasoned opinion. The independent directors of AGF who are not members of the Committee have been invited to attend such meeting in order for them to be in the position to express their opinion.

       Thus, he asked Mr. Cannac, Chairman of the agreements committee, to provide the Board with the opinion of such committee.

       The Committee has examined the terms of the Squeeze-Out, which it has confronted with an evaluation based on a multi-criteria analysis.

       After deliberation, and in the light of the above, the Committee considered that the terms of the squeeze-out were fair, and it unanimously decided to recommend that the Board of Directors decides in favor of the Offer.

       Based on the above and after further deliberations, the Board rendered the following opinion:

       The Board unanimously considered that the consideration of (euro)125 to be offered for each AGF share tendered to the Offer was fair, being reminded that minority shareholders of AGF received a dividend of
       (euro)4.25 per share for the year 2006.

       The Board finally authorized its Chairman to finalize and execute the draft squeeze-out document ("projet de note d'information") to be jointly filed by AGF and the Co-Initiators."

                                 --------------

                                    CONTACTS


Contacts for AGF investors :                                      Contacts press AGF :

Vincent Foucart         33 (0)1 44 86 29 28                       Berangere Auguste-Dormeuil   33 (0)1 44 86 78 97
                        vincent.foucart@agf.fr                                                 augusbe@agf.fr

Jean-Yves Icole         33 (0)1 44 86 44 19                       Anne-Sandrine Cimatti        33 (0)1 44 86 67 45
                        jean-yves.icole@agf.fr                                                 cimatti@agf.fr

Alexandre Cardinaud     33 (0)1 44 86 37 64                       Agnes Miclo                  33 (0)1 44 86 31 62
                        alexandre.cardinaud@agf.fr                                             micloa@agf.fr

                                                                  Sophie Cadorel               33 (0)1 44 86 38 09
                                                                                               cadores@agf.fr

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               ALLIANZ SE



                              By:    /s/ Dr. Reinhard Preusche
                                   ---------------------------------------------
                                   Dr. Reinhard Preusche
                                   Group Compliance



                              By:    /s/ Dr. Giovanni Salerno
                                   ---------------------------------------------
                                   Dr. Giovanni Salerno
                                   Group Compliance


Date:    June 14th 2007